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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                            PREMIER CONCEPTS, INC.
           --------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.002 Par Value
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  740474 10 1
           --------------------------------------------------------
                                (CUSIP Number)

                            David H. Drennen, Esq.
                          Neuman Drennen & Stone, LLC
                       5350 S. Roslyn Street, Suite 380
                              Englewood, CO 80111
                                (303) 220-1946
           --------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications

                               December 7, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4


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                                 SCHEDULE 13D
CUSIP No.:  740474 10 1                                            Page 2 of 4
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1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
     (entities only):

     Steven M. Bathgate and Margaret M. Bathgate

2.   Check the Appropriate Box if a member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).  [ ]

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6.   Citizenship or Place of Organization:

     USA
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Number of Shares Beneficially Owned by Each Reporting Person With:

     7.   Sole Voting Power:  77,070

     8.   Shared Voting Power:  5,000

     9.   Sole Dispositive Power:  77,070

     10.  Shared Dispositive Power:  5,000

     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person  82,070

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)  [ ]

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13.  Percent of Class Represented by Amount in Row (11)

     4.53%
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14.  Type of Reporting Person (See Instructions)

     IN
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                                                                   Page 3 of 4
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Item 1.   Security and Issuer

          (a)  Title of Class:     Common Stock

          (b)  Name of Issuer:     Premier Concepts, Inc.

          (c)  Address of Issuer:  3033 South Parker Road, Suite 120
                                   Aurora, Colorado 80014

Item 2.   Identity and Background

          (a)  Name:  Steven M. Bathgate and Margaret M. Bathgate

          (b)  Residence or business address:

               5350 S. Roslyn Street, Suite 380, Englewood, Colorado  80111

          (c) Present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted.

               Mr. Bathgate is an investment banker with Bathgate McColley Capital Group, LLC, 5350 S. Roslyn Street, Suite 380, Englewood, CO 80111.

          (d)  Criminal Proceedings:   None

          (e)  Civil Injuctive Proceedings:   None

          (f)  Citizenship:   USA

Item 3.   Source and Amount of Funds or Other Consideration

Item 4.   Purpose of Transaction

Item 5.   Interest in Securities of the Issuer

          (a)  Class of Securities:  Common Stock

               Number  of Securities Owned:  82,070

               Percentage of Class:  4.53%

          (b)  (i)   Sole voting power:  77,070

               (ii)  Sole dispositive power:  77,070

               (iii) Shared voting power:  5,000

               (iv)  Shares dispositive power:  5,000

          (c)  Transactions effected during past 60 days or since last
               Schedule 13D.

               December 7, 1998: Margaret Bathgate sold 134,000 Common Stock Purchase Warrants of the Issuer, which were convertible into 77,000 shares of Common Stock. The total sale price was $2,031.18 (approximately 1/64 per Warrant). The transaction was effected through a broker-dealer.

          (d)  Other person having right to receive dividends or proceeds:
               None

          (e)  Date ceased to be beneficial owner of more than five percent of
               class:   December 7, 1998


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                                                                   Page 4 of 4
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Item 6.   Contracts, Arrangements, Understandings or Relationships With
          Respect to Securities of the Issuer.

          None

Item 7.   Material to be Filed as Exhibits.

          None


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     December 14, 1998
                                     -------------------------------------
                                     Date


                                     /s/ Steven M. Bathgate
                                     -------------------------------------
                                     Signature


                                     Steven M. Bathgate
                                     -------------------------------------
                                     Name/Title